UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CHART ACQUISITION CORP.

(Name of Issuer)

COMMON STOCK, $0.0001 par value

(Title of Class of Securities)

161151204

(CUSIP Number)

Paul Friedman

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

Telephone: 212-905-3990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 161151204	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC (26-1523875)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 603,315
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 603,315
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,315
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.5%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 161151204	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BLUEMOUNTAIN GP HOLDINGS, LLC (26-1523585)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 524,582
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 524,582
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,582
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 161151204	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer

Chart Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices

c/o The Chart Group, LP

555 Fifth Avenue, 19th Floor

New York, NY 10017

Item 2.

(a)	Name of Person Filing

This Amendment No. 3 to the Schedule 13G filed with the Securities and Exchange Commission on February 13, 2013 (as amended by Amendment No. 1 thereto filed on February 12, 2014 and Amendment No. 2 thereto filed on February 5, 2015, the “Schedule 13G”) is being filed on behalf of BlueMountain Capital Management, LLC (“BMCM”) and BlueMountain GP Holdings, LLC (“GP Holdings” and together with BMCM, the “Reporting Persons”) with respect to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Chart Acquisition Corp., a Delaware corporation (the “Issuer”).

BMCM acts as investment manager to, and exercises investment discretion with respect to the Common Stock directly owned by, the following entities:

(i)	Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Credit Alternatives”), with respect to the 378,089 shares of Common Stock directly owned by it;

(ii)	BlueMountain Long/Short Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Long/Short Credit”), with respect to the 75,768 shares of Common Stock directly owned by it;

(iii)	BlueMountain Equity Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Equity Alternatives”), with respect to the 38,991 shares of Common Stock directly owned by it;

(iv)	BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership (“Guadalupe”), with respect to the 18,020 shares of Common Stock directly owned by it;

(v)	BlueMountain Kicking Horse Fund L.P., a Cayman Islands exempted limited partnership (“Kicking Horse” and, together with Credit Alternatives, Long/Short Credit, Equity Alternatives and Guadalupe, the “Partnerships”), with respect to the 13,714 shares of Common Stock directly owned by it;

(vi)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company, with respect to the 21,648 shares of Common Stock directly owned by it; and

(vii)	BlueMountain Montenvers Fund SCA SICAV-SIF, with respect to the 57,085 shares of Common Stock directly owned by it.

GP Holdings serves as the ultimate general partner of each of the Partnerships, with respect to the Common Stock directly owned by each of the Partnerships.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purpose of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

CUSIP No. 161151204	13G	Page 5 of 7 Pages

(b)	Address of the Principal Office or, if none, residence

The address of the principal business office of each of the Reporting Persons is 280 Park Avenue, 12th Floor, New York, New York 10017.

(c)	Citizenship

Each Reporting Person is a limited liability company organized under the laws of the State of Delaware, USA.

(d)	Title of Class of Securities

Common Stock, $0.0001 par value

(e)	CUSIP Number

161151204

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

BMCM and GP Holdings expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any Common Stock.

CUSIP No. 161151204	13G	Page 6 of 7 Pages

The Company’s Form 10-Q filed on May 11, 2015 indicates that the total number of outstanding shares of Common Stock as of May 11, 2015 was 5,226,924. The percentages used herein and in the rest of the Schedule 13G are based upon such number of shares of Common Stock outstanding.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 161151204	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: May 14, 2015

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer